

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via Email
Anna Gluskin
Chief Executive Officer
Eastgate Acquisitions Corporation
2681 East Parleys Way, Suite 204
Salt Lake City, Utah 84109

> **Re:** **Eastgate Acquisitions Corporation**
> **Registration Statement on Form S-1**
> **Filed July 1, 2014**
> **File No. 333-197186**

Dear Ms. Gluskin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering a total of 16,754,028 shares for sale by the selling stockholders, including several affiliates. We also note that according to the tables in your Selling Stockholders section you had 49,868,028 shares outstanding of which at least 29,982,000 shares were owned by affiliates. Given that you are registering for resale an amount of shares accounting for at least 85% of your shares issued and outstanding held by non-affiliates, please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to the Securities Act Rules C&DI 612.09. In particular, your response should describe the nature of your

relationship to the consultants who are selling shareholders as well as the services rendered for which shares were received.

2.   We note that one of your selling stockholders, The Special Equities Group LLC, is affiliated with a broker-dealer which received a finder's fee in connection with your March 2014 private placement. Please revise the registration statement to include a representation, if true, that the broker-dealer affiliate acquired shares in the ordinary course of business and has no agreements or understandings, directly or indirectly, regarding the distribution of your securities.

Exhibits

3.   Please provide the XBRL interactive data file that is required to be submitted and posted pursuant to Item 601(b)(101)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Gregory Sichenzia, Esq.